UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (“the Bank”) has received approvals from the Reserve Bank of India (“RBI”), through different letters dated February 10, 2026 which permits ICICI Prudential Asset Management Company Limited (Applicant), along with group entities of the Bank, to acquire an “aggregate holding” of up to 9.95% of the paid-up share capital or voting rights in each of the banks as follows:

Sr. no.	Banking company
1	Bandhan Bank Limited
2	City Union Bank Limited
3	Equitas Small Finance Bank Limited
4	Federal Bank Limited
5	IDFC First Bank Limited
6	HDFC Bank Limited
7	The Karur Vysya Bank Limited
8	RBL Bank Limited

The approval requires the Applicant to acquire major shareholding within a period of one year from the date of RBI letter failing which, the approval would stand cancelled. The approval is pursuant to the application made in accordance with the Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023, now consolidated as Reserve Bank of India (Commercial Banks - Acquisition and Holding of Shares or Voting Rights) Directions, 2025 dated November 28, 2025 (Master Direction). Accordingly, the term “aggregate holding” shall be construed as per the said Master Direction.

The Bank received an email intimation from RBI on February 10, 2026 at 6:47 p.m. intimating that its application has been approved. The Bank could download the approval letters from the PRAVAAH portal of RBI on February 11, 2026 at 5:54 p.m. to ascertain the details of approval accorded.

You are requested to kindly take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 11, 2026	By:	/s/ Vivek Ranjan

		Name:	Vivek Ranjan
		Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India